

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2021

John Dowd
Chief Executive Officer
GoGreen Investments Corp
1021 Main St., Suite #1960
Houston, TX 77002

> **Re: GoGreen Investments Corp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 27, 2021**
> **File No. 333-256781**

Dear Mr. Dowd:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1 Filed September 27, 2021

Summary
Initial Business Combination, page 8

1. We note your disclosure that your sponsor may extend the period of time to consummate a business combination up to two times, subject to the sponsor depositing into the trust account additional funds of $2,000,000 for each of the available three-month extensions, for a total payment of up to $4,000,000. We also note your disclosure that any such payments would be made in the form of non-interest bearing loans, and that if you do not complete a business combination, you will repay such loans only from funds held outside of the trust account. However, it does not appear from your disclosure in your Use of Proceeds section that funds would be available outside of the trust account to cover the payment of such loans. Please revise to address any related potential conflicts of interest,

such as with respect to identifying and selecting a target business combination.

Exhibits

2. We note that the forum selection provision in your form of amended and restated memorandum and articles of association filed as Exhibit 3.2 provides that any claims under the Securities Act, the Exchange Act, or any claim for which the federal district courts of the Unites States of America are, as a matter of the laws of the United States of America, the sole and exclusive forum for determination of such a claim, must be brought in the federal courts of the United States of America. Please provide related disclosure in your prospectus. In that regard, we note your disclosure on page 62 that your forum selection provision does not apply to such claims.

3. We note that the legality opinion filed as Exhibit 5.1 does not appear to be signed. Please obtain and file a signed legality opinion.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Stuart Neuhauser